Filed by:  Kratos Defense & Security Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act 1934

Subject Company:  SYS

Commission File No.: 001-32397

The following is a letter provided to shareholders of Kratos on June 20, 2008.

Dear Kratos Shareholder,

I am writing to thank you for being a loyal shareholder of Kratos Defense & Security Solutions, and to tell you about a very important shareholder vote that is underway now.

I encourage you to vote your shares IN FAVOR of all items on your proxy card.

As you know, Kratos has entered into a merger agreement with SYS Technologies. The joint proxy statement filed on Form S-4 has been declared effective by the SEC, and the final step in this process is a shareholder vote.

If you are familiar with Kratos’ evolution, then you know this has been a unique year of transformation for the Company. Last year we divested approximately $200 million in wireless-related businesses and subsequently, over a six month period, the Company acquired Haverstick Consulting and is now in the final stages of a second acquisition with SYS Technologies. Included with these acquired companies are approximately 1,000 employees, comprising nearly 50 percent of our revised global headcount of over 2,000 employees.

As a shareholder, you are being asked to vote your shares to approve this merger, and also to vote your shares to approve a revised equity incentive plan which is directly related to the incentive compensation of the 1,000 “new” Kratos employees.

We believe that ISS (Institutional Shareholder Services) will most likely recommend a vote against proposal number 4 on the Kratos proxy card for reasons specifically and solely related to the Company’s transformation and divested businesses and based on the Company’s historical equity incentive plans which were primarily related to the businesses we have now divested. However, I want to explain why we strongly believe you should vote in favor of all proposals on the Kratos proxy card.

First, ISS makes their recommendation based solely on analytics. The purely numerical analysis conducted by ISS does not account for the unique transformation activities or for the historical equity plans and the related grants to those employees of the divested companies.

Furthermore, the proposed equity incentive plan included on the proxy card goes hand-in-hand with Kratos’ growth strategy, and is the direct result of the 1,000 new employees being brought into Kratos’ service-based business as a result of the acquisitions. Our employees are our greatest asset, and retention of our employees is critical to our success and the success of our recently acquired businesses.

Despite the likely ISS recommendation(s), I encourage you to vote your shares IN FAVOR of the merger with SYS Technologies and IN FAVOR of the equity incentive plans. Both of these steps are vital to the Company’s long-term growth strategy and to our ability to attract and retain the best and the brightest talent in the industry.

Again, my sincere thanks for being a shareholder of Kratos.

Regards,

Eric DeMarco
President and CEO

Bridge Pointe Corporate Centre • 4810 Eastgate Mall • San Diego, CA 92121 • Tel: 858.812.7300 • Fax: 858.812.7301 • www.kratosdefense.com

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In connection with the proposed acquisition of SYS by Kratos Defense & Security Solutions, Inc. ("Kratos"), Kratos has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, containing a joint proxy statement/prospectus (which accompanies this letter) and other relevant materials. INVESTORS AND SECURITY HOLDERS OF KRATOS AND SYS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT KRATOS, SYS AND THE ACQUISITION. The definitive joint proxy statement/prospectus and other relevant materials, and any other documents filed by Kratos or SYS with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Kratos by directing a request to: Kratos Defense & Security Solutions, Inc., 4810 Eastgate Mall, San Diego, CA 92121, Attn: Investor Relations, or by going to Kratos' corporate website at www.kratosdefense.com. Investors and security holders may obtain free copies of the documents filed with the SEC by SYS by contacting SYS Technologies, Inc., 5050 Murphy Canyon Road, Suite 200, San Diego, CA 92123, Attn: Investor Relations, or by going to SYS' corporate website at www.systechnologies.com. Kratos, SYS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Kratos and SYS in favor of the acquisition. Information about the executive officers and directors of Kratos is set forth in amendment No. 2 to the registration statement on Form S-4, which was filed with the SEC on May 22, 2008. Information about the executive officers and directors of SYS and their ownership of SYS common stock is set forth in the proxy statement for SYS' 2007 Annual Meeting of Stockholders, which was filed with the SEC on October 29, 2007. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Kratos, SYS and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

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